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                                                               EXHIBIT (a)(5)(x)


CONTACT:      MEDIA INQUIRIES:                    FOR IMMEDIATE RELEASE
              Frank Pollare                       Moved On PR Newswire
              Director, Public Information        September 11, 2000
              Corporate
              310.615.1601
              fpollare@csc.com

              FINANCIAL ANALYSTS:                 SHAREHOLDERS:
              Bill Lackey                         Morrow & Co.
              Director, Investor Relations        800.566.9061
              Corporate                           jferguso@morrowco.com
              310.615.1700
              blackey3@csc.com


     CSC EXTENDS TENDER OFFER FOR MYND, FORMERLY POLICY MANAGEMENT SYSTEMS

         EL SEGUNDO, Calif., Sept. 11 -- Computer Sciences Corporation (NYSE:
CSC) today announced that its $16 per share cash tender offer for Policy Management Systems Corporation (NYSE: PMS), d/b/a Mynd, will be extended for 30 days until 11:59 p.m., Eastern Daylight Time, on October 12.

         As previously announced, CSC and Mynd received a second request for information concerning the tender offer under the Hart-Scott-Rodino Antitrust Improvements Act, and they are currently in the process of responding to the request. CSC and Mynd have agreed to extend the tender offer until October 12 because they believe the Federal Trade Commission may finish its review of the transaction by that date. CSC remains confident it will complete the transaction.

         As of the close of business last Friday, approximately 18,989,321 Mynd shares, representing approximately 53 percent of the total outstanding, had been validly tendered into the offer.

         Morrow & Co., Inc. is the information agent for the tender offer and Goldman, Sachs & Co. is the dealer manager.


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Computer Sciences Corporation - page 2                        September 11, 2000



About CSC

         Computer Sciences Corporation, one of the world's leading consulting and information technology (IT) services firms, helps clients in industry and government achieve strategic and operational objectives through the use of technology. Having guided clients through every major wave of change in IT for more than 40 years, CSC today is well positioned to develop and apply IT strategies and technologies, particularly in the e-business area, based on its full range of capabilities in management and IT consulting; systems design and integration; applications software; Web and application hosting; and IT and business process outsourcing.

         Since its formation in 1959, CSC has been known for its flexibility and customer-centric culture. Through numerous agreements with hardware and software firms, the company develops and manages solutions specifically tailored to each client's needs. With more than 60,000 employees in locations worldwide, CSC had revenues of $9.6 billion for the twelve months ended June 30, 2000. It is headquartered in El Segundo, California. For more information, visit the company's Web site at www.csc.com.